FEDERAL REGISTER
                                Vol. 63, No. 244

                                     Notices

                       NUCLEAR REGULATORY COMMISSION (NRC)

                               [Docket No. 50-410]

    In the Matter of Rochester Gas and Electric Corporation; (Nine Mile Point
       Nuclear Station Unit No. 2); Order Approving Application Regarding
           Restructuring of Rochester Gas and Electric Corporation by
        Establishment of a Holding Company Affecting License No. NPF-69,
                   Nine Mile Point Nuclear Station, Unit No. 2

                                   63 FR 70438

DATE: Monday, December 21, 1998

I

Rochester Gas and Electric Corporation (Applicant) is licensed by the U.S. Nuclear Regulatory Commission (NRC or Commission) to own and possess a 14-percent interest in Nine Mile Point Nuclear Station, Unit 2 (NMP2), under Facility Operating License No. NPF-69, issued by the Commission on July 2, 1987. In addition to Applicant, the other owners who may possess, but not operate, NMP2 are New York State Electric & Gas Corporation with an 18-percent interest, Long Island Lighting Company with an 18-percent interest, and Central Hudson Gas and Electric Corporation with a 9-percent interest. Niagara Mohawk Power Corporation (NMPC) owns a 41-percent interest in NMP2, is authorized to act as agent for the other owners, and has exclusive responsibility and control over the operation and maintenance of NMP2. NMP2 is located in the town of Scriba, Oswego County, New York.

II

Under cover of a letter dated July 31, 1998, Applicant submitted an application, which was supplemented August 18, 1998, and September 14, 1998, for consent by the Commission, pursuant to 10 CFR 50.80, regarding a proposed corporate restructuring action that would result in the indirect transfer of the operating license for NMP2 to the extent it is held by Applicant. As a result of the proposed restructuring, Applicant would establish a new holding company and become a subsidiary of the new holding company, not yet named, to be created in accordance with an "Amended and Restated Settlement Agreement" with the Public Service Commission of the State of New York, dated January October 23, 1997 (Case 96-E-0989).

According to the application, essentially all of the outstanding shares of Applicant's common stock would be exchanged on a share-for-share basis for common stock of

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                                      -2-

the proposed new holding company, such that the holding company would own the outstanding common stock of Applicant. Under the proposed restructuring, Applicant would continue to be an "electric utility" as defined in 10 CFR 50.2, providing the same utility services as it did before the restructuring. In addition, certain non-utility unregulated subsidiaries of Applicant would become subsidiaries of the new holding company. Applicant would retain its ownership interest in NMP2 and would continue to be a licensee. No direct transfer of the operating license or interests in the station would result from the proposed restructuring. The transaction would not involve any change to either the management organization or technical personnel of NMPC, which has exclusive responsibility under the operating license for operating and maintaining NMP2 and which is not involved in the proposed restructuring of Applicant.

Notice of the application for approval was published in the Federal Register on October 26, 1998 (63 FR 57141), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on October 26, 1998 (63 FR 57143).

Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the application of July 31, 1998, as supplemented by letters dated August 18, and September 14, 1998, and attachments thereto, the NRC staff has determined that the proposed restructuring of Applicant by establishment of a holding company will not affect the qualifications of Applicant as a holder of the license, and that the transfer of control of the license for NMP2, to the extent effected by the restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a safety evaluation dated December 14, 1998.

III

Accordingly, pursuant to sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC 2201(b), 2201(i), 2201(o), and 2234, and 10 CFR
50.80, it is hereby ordered that the Commission approves the application regarding the proposed restructuring of Applicant by the establishment of a holding company, subject to the following: (1) Applicant shall provide the Director, Office of Nuclear Reactor Regulation, a copy of any application, at the time it is filed, [*704391] to transfer (excluding grants of security interests or liens) from Applicant to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of Applicant's consolidated net utility plant, as recorded on Applicant's books of account, and (2) should the restructuring of Applicant not be completed by December 14, 1999, this order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.

This Order is effective upon issuance.

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                                      -3-


IV

By January 11, 1999, any person whose interest may be affected by this order may file in accordance with the Commission's rules of practice set forth in Subpart M of 10 CFR part 2, a request for a hearing and petition for leave to intervene with respect to issuance of the Order.

Such requests and petitions must comply with the requirements set forth in 10 CFR 2.1306, and should address the considerations contained in 10 CFR 2.1308(a). Untimely requests and petitions may be denied, as provided in 10 CFR 2.1308(b), unless good cause for failure to file on time is established. In addition, an untimely request or petition should address the factors that the Commission will also consider, in reviewing untimely requests or petitions, set forth in 10 CFR 2.1308(b)(l)-(2). Requests for a hearing and petitions for leave to intervene should be served upon Dr. Robert C. Mecredy, Vice President, Nuclear Operations, Rochester Gas and Electric Corporation, 89 East Avenue, Rochester, NY 14649; the General Counsel, U.S. Nuclear Regulatory Commission, Washington, DC 20555; and the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001, Attention: Rulemakings and Adjudications Staff, in accordance with 10 CFR 2.1313.

The Commission will issue a notice or order granting or denying a hearing request or intervention petition, designating the issues for any hearing that will be held and designating the Presiding Officer. A notice granting a hearing will be published in the Federal Register and served on the parties to the hearing.

For further details with respect to this Order, see the application for approval dated July 31, 1998, as supplemented by letters dated August 18, 1998, and September 14, 1998, and attachments thereto, and the Safety Evaluation dated December 14, 1998, which are available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, NW., Washington, DC, and at the local public document room located at the Reference and Documents Department, Penfield Library, State University of New York, Oswego, New York 13126 and the Rochester Public Library, 115 South Avenue, Rochester, New York 14610.

Dated at Rockville, Maryland, this 14th day of December 1998.

For the Nuclear Regulatory Commission.

Samuel J. Collins,

Director, Office of Nuclear Reactor Regulation.

[FR Doc. 98-33718 Filed 12-18-98; 8:45 am]

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                                      -4-



                  2ND DOCUMENT of Focus printed in FULL format.

                                FEDERAL REGISTER
                                Vol. 63, No. 244

                                     Notices

                       NUCLEAR REGULATORY COMMISSION (NRC)

                               [Docket No. 50-2241]

   In the Matter of Rochester Gas and Electric Corporation; (R. E. Ginna Power Plant); Order Approving Application Regarding Restructuring of Rochester Gas
    and Electric Corporation by Establishment of a Holding Company Affecting
               License No. DPR-18, R.E. Ginna Nuclear Power Plant

                                   63 FR 70439

DATE: Monday, December 21, 1998

[*70439]

I

Rochester Gas and Electric Corporation (RG&E and licensee) is licensed by the U.S. Nuclear Regulatory Commission (NRC or Commission) to possess, maintain, and operate the R. E. Ginna Nuclear Power Plant (Ginna or the facility), under Facility Operating License No. DPR-18, issued by the Commission on December 10, 1984. RG&E fully owns Ginna. The facility is located in Wayne County, New York.

II

RG&E submitted an application dated July 31, 1998, as supplemented August 18, 1998, and September 14, 1998, for consent by the Commission, pursuant to 10 CFR 50.80, to the extent a proposed corporate restructuring action would result in the indirect transfer of the operating license for the facility. Under the proposed restructuring, RG&E would establish a new holding company and become a subsidiary of the new holding company in accordance with a Settlement Agreement reached with the New York Public Service Commission (PSC Case Nos. 96-E-0989), dated October 23, 1997. Unregulated subsidiaries of RG&E would also become subsidiaries of the new holding company.

According to the application, essentially each share of RG&E's common stock would be exchanged for one share of common stock of the holding company such that the holding company would own the outstanding common stock of RG&E. Under this restructuring, RG&E would continue to be an "electric utility" as defined in 10 CFR 50.2 engaged in the transmission, distribution and generation of electricity. RG&E would continue to be the direct owner of Ginna

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                                      -5-

and would continue to operate Ginna. No direct transfer of the operating license would result from the proposed restructuring. The transaction would not involve any change in the responsibility for nuclear operations within RG&E. Officer responsibilities at the holding company level would he primarily administrative and financial in nature and would not involve operational matters related to Ginna. No RG&E nuclear management positions would be changed as a result of the corporate restructuring.

A Notice of Consideration of Approval of Application Regarding Proposed Corporate Restructuring was published in the Federal Register on October 26, 1998 (63 FR 57141), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on October 26, 1998 (63 FR 57143).

Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the application of July 31, 1998, as supplemented August 18, 1998, and September 14, 1998, the NRC staff has determined that the restructuring of RG&E by establishment of a holding company will not affect the qualifications of RG&E as the holder of the license for Ginna, and that the transfer of control of the license, to the extent effected by the proposed restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a safety evaluation dated December 14, 1998.

III

Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC ss.ss. 2201(b), 2201(i), 2201(o), and 2234, and
10 CFR 50.80, It is hereby ordered that the Commission approves the application regarding the proposed [*704401] restructuring of RG&E by the establishment of a holding company, subject to the following: (1) RG&E shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from RG&E to its proposed parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of RG&E's consolidated net utility plant, as recorded on RG&Els books of account; and (2) should the restructuring of RG&E as described herein, not be completed by December 14, 1999, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended. This Order is effective upon issuance.

IV

By January 11, 1999, any person whose interest may be affected by this order may file in accordance with the Commission's rules of practice set forth in Subpart M of 10 CFR Part 2 a request for a hearing and petition for leave to intervene with respect to issuance of the Order. Such requests and petitions must comply with the requirements set forth in 10 CFR 2.1306, and should address the considerations contained in 10 CFR 2.1308(a). Untimely requests and petitions may be denied, as provided in 10 CFR 2.1308(b), unless good cause for failure to file on time is established. In addition, an untimely request or petition should address the factors that the Commission will also consider, in reviewing untimely requests or petitions, set forth in 10 CFR 2.1308(b)(l)-(2).

Requests for a hearing and petitions for leave to intervene should be served upon Dr. Robert C. Mecredy, Vice President, Nuclear Operations, Rochester Gas and Electric Corporation, 89 East Avenue, Rochester, New York 14649; the General Counsel, U.S. Nuclear Regulatory Commission, Washington, DC 20555; the General Counsel, U.S. Nuclear Regulatory Commission, Washington, DC 20555; and the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001, Attention: Rulemakings and Adjudications Staff, in accordance with 10 CFR 2.1313.

The Commission will issue a notice or order granting or denying a hearing request of intervention petition, designating the issues for any hearing that will be held and designating the Presiding Officer. A notice granting a hearing will be published in the Federal Register and served on the parties to the hearing.

For further details with respect to this order, see the application for approval filed by RG&E dated July 31, 1998, as supplemented by letter dated August 18, 1998, and attachments thereto, and letter dated September 14, 1998, with attachments, and the Safety Evaluation dated December 14, 1998, which are available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, NW., Washington, DC, and at the local public document room located at the Reference and Documents Department, Penfield Library, State University of New York, Oswego, New York 13126 and the Rochester Public Library, 115 South Avenue, Rochester, New York 14610.

Dated at Rockville, Maryland, this 14th day of December 1998.

For the Nuclear Regulatory Commission.

Samuel J. Collins,

Director, Office of Nuclear Reactor Regulation.

[FR Doc. 98-33719 Filed 12-18-98; 8:45 am]

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